

13030643

* AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 41st Floor
(No. and Street)

Boston (City) Massachusetts (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul G. Martins (617) 531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AV 3/13

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INDEPENDENT AUDITOR'S REPORT

WFS, LLC
Boston, Massachusetts

Report on the Financial Statements

We have audited the accompanying statements of financial condition of WFS, LLC (the Company) as of December 31, 2012 and 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of materid misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and the fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WFS, LLC as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 22, 2013

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax 617/423-3955

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax 508/823-6976

www.pmn.com

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2012	2011
ASSETS		
Cash	$ 58,979	$ 43,996
Deposits with clearing brokers	25,000	25,000
Receivables from non-customers	66,653	7,435
Due from member	-	2,036
Prepaid expenses	12,270	12,794
	$ 162,902	$ 91,261
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 9,600	$ 9,600
Due to member for administrative services	3,661	-
	13,261	9,600
Member's equity	149,641	81,661
	$ 162,902	$ 91,261

The accompanying notes are an integral part of these financial statements.

A. Organization and Nature of Business:

WFS, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC (WIC).

The Company is engaged in business as a securities broker-dealer. Its primary service lines are agency and principal commissions, performance fees, placement fees, and Rule 12b-1 fees.

The Company engages other broker-dealers on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

B. Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a trade date basis. Performance fees and Placement fees that can be reasonably estimated are recognized when earned; otherwise, they are recognized when received. Receivables arising from commissions are generally collected in thirty days.

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary as of December 31, 2012 and 2011.

B. Significant Accounting Policies - (continued):

Income taxes:

The Company is included in the income tax returns of Wainwright Investment Counsel, LLC (WIC), which is classified as a partnership for income tax purposes. Federal and state taxes are not payable or provided by the Company. The members of WIC are individually liable for the taxes on their share of WIC's income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2012 or 2011. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statutes of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company believes it is no longer subject to examination by federal and state taxing authorities for tax years before 2009.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were available to be issued.

C. Related Party Transactions:

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement (the Agreement). Pursuant to the Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Expense for the administration of registered representative compensation for the year ended December 31, 2012 amounted to $5,293. Administrative service expenses for the year ended December 31, 2012 amounted to $52,692.

For the year ended December 31, 2011, expense for the compensation of registered representatives and administrative services expenses amounted to $12,995 and $51,396, respectively.

PMN

D. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's designated examining authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $70,718, which was $65,718 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was .19 to 1.

E. Reserve Requirements:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

F. Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2012, 100% of the Company's gross commission revenue were trades executed by Pershing, LLC.

For the year ended December 31, 2011, 87% and 13% of the Company's gross commission revenue were trades executed by Pershing, LLC. and PCS/Dunbar, respectively.

For the years ended December 31, 2012 and 2011, 100% of the Company's performance fee revenue were derived from two families and one family of investment partnerships, respectively.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.